UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Akcea Therapeutics, Inc.

(Name of Subject Company)

Akcea Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Damien McDevitt

Chief Executive Officer

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

(617) 207-0202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary Blume

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Akcea Therapeutics, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to acquire all of the outstanding Shares at a price per Share equal to $18.15, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Merger Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Ionis and Purchaser with the SEC on September 14, 2020, as amended or supplemented from time to time.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following Exhibit, an internal employee FAQ first used or made available on September 15, 2020:

Exhibit No.	Description
(a)(5)(D)	Akcea Internal Employee FAQ, dated September 15, 2020, issued by the Company to the Employees of the Company

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2020	AKCEA THERAPEUTICS, INC.

	By:	/s/ JOSHUA PATTERSON
Name: Joshua Patterson
Title: General Counsel